[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 16, 2020

Daniel F. Duchovny

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AVX Corporation
Schedule 13E-3 filed by AVX Corporation
Filed March 2, 2020
File No. 005-09319

Schedule 14D-9 filed by AVX Corporation
Filed March 2, 2020
File No. 005-09319

Dear Mr. Duchovny:

On behalf of AVX Corporation (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter dated March 11, 2020 with respect to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), each as filed with the SEC on March 2, 2020.

The Company has filed today Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) and Amendment No. 1 to the Schedule 13E-3 together with this letter via the EDGAR system.

For your convenience, the text of each of the Staff’s comments is set forth in bold below, followed by the response to the comment. Terms not otherwise defined in this letter have the meanings set forth in the Schedule 13E-3 or the Schedule 14D-9.

Schedule 13E-3

Item 2

1.	Please include the information from Item 2(f) in your Schedule 14D-9 disclosure.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 1. Subject Company Information” of the Schedule 14D-9.

Daniel F. Duchovny

Office of Mergers and Acquisitions

March 16, 2020

Exhibit (c)(3)

2.	We note you have requested confidential treatment for certain portions of this exhibit. Please note that we will conduct our review of your request separately.

Response: The Staff’s comment is noted.

Schedule 14D-9

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers, page 6

3.	Please disclose the proceeds to be received by each director and executive officer as a result of tendering into the offer.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers” of the Schedule 14D-9.

Background of the Offer, page 11

4.	Delete the disclaimer in the first paragraph of this question. You may not disclaim your own disclosure.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” of the Schedule 14D-9.

Reasons for the Offer and the Merger, page 20

5.

We note that the special committee considered the analyses conducted by Centerview. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Centerview’s analyses and conclusion as its own and that the board of directors adopted the special committee’s analyses and conclusion as its own.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation——Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” of the Schedule 14D-9.

Daniel F. Duchovny

Office of Mergers and Acquisitions

March 16, 2020

Opinion of The Special Committee’s Financial Advisor, page 26

6.

Please revise this section to disclose the data underlying the results described in each analysis prepared by Centerview and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the financial metrics used in the Selected Public Company and the Selected Precedent Transaction analyses, and (ii) the company’s projected results and the discount rate that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the relevant disclosure set forth in “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Summary of Centerview Financial Analysis—Selected Public Company Analysis” and “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Summary of Centerview Financial Analysis— Selected Precedent Transactions Analysis” of the Schedule 14D-9.

7.	Disclose the basis for Centerview’s selection of the perpetuity growth rates used in the Discounted Cash Flow Analysis.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” of the Schedule 14D-9.

8.	Provide a summary of Centerview’s presentations in January 2020. See Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Opinion of The Special Committee’s Financial Advisor—Other Presentations by Centerview” of the Schedule 14D-9.

Projected Financial Information, page 33

9.	We note that the projected financial information and forecasts are summarized. Please disclose the projections and forecasts in full.

Response: In response to the Staff’s comment, in Amendment No. 1 the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Projected Financial Information” of the Schedule 14D-9.

If you have any questions concerning the Schedule 13E-3 or the Schedule 14D-9 or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or David A. Katz at (212) 403-1309.

Daniel F. Duchovny

Office of Mergers and Acquisitions

March 16, 2020

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Evan Slavitt, Esq., Senior Vice President, General Counsel & Corporate Secretary,

            AVX Corporation

David A. Katz, Esq.

            Wachtell, Lipton, Rosen & Katz

Dennis O. Garris, Esq.

Rebecca Valentino, Esq.

            Alston & Bird LLP